Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months ended September 30, 2012	Year ended December 31, 2011
Pretax income from operations:
Net income	$119.8	$335.7
Add income tax benefit	(81.8)	(29.5)
Pretax income from operations	38.0	306.2
Add fixed charges:
Interest expense on corporate debt	50.4	76.3
Interest expense on investment borrowings and borrowings related to variable interest entities	36.3	37.8
Interest added to policyholder account balances	199.2	282.5
Portion of rental (a)	10.5	13.1
Fixed charges	296.4	409.7
Adjusted earnings	$334.4	$715.9
Ratio of earnings to fixed charges	1.13X	1.75X
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(a)	Interest portion of rental is estimated to be 33 percent.